Pricing Supplement No. 126CC
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement CC dated July 2, 2007

Registration Statement No. 333-137902
Dated July 26, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG
$4,543,000
Notes Linked to a Weighted Basket of Two Commodities and Three Sub-Indices of the Deutsche Bank Liquid Commodity Index-Optimum Yield ("DBLCI-OY") Excess Return due January 31, 2011

General
- The notes are designed for investors who seek an enhanced return based on the performance of a weighted basket consisting of two commodities and three sub-indices of a commodity index. The notes do not pay interest. Instead, the notes will pay at maturity a return based on the performance, whether positive or negative, of the Basket.
- Senior unsecured obligations of Deutsche Bank AG due January 31, 2011.
- Minimum denominations of $1,000.
- The notes priced on July 26, 2007 and are expected to settle on July 31, 2007.
- The notes are 100% principal protected, if held to maturity.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd. has assigned a rating of Aa1 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.

Basket:
The notes are linked to a weighted basket consisting of:

- Copper Grade A ("**Copper**," Bloomberg symbol "LOCADY");
- Aluminum ("**Aluminum**," Bloomberg symbol "LOAHDY");
- The DBLCI-OY Crude Oil Excess Return ("**DBLCI-OY Crude Oil**," Bloomberg symbol "DBLCOCLE");
- The DBLCI-OY Agriculture Excess Return ("**DBLCI-OY Agriculture**," Bloomberg symbol "DBLCYEAG"); and
- The DBLCI-OY Precious Metals Excess Return ("**DBLCI-OY Precious Metals**" Bloomberg symbol "DBLCYEPM")

each, a "**Basket Component**" and, together, the "**Basket Components**." Each of the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals is a sub-index of the DBLCI-OY Excess Return sub-index.

Component Weightings:
Copper 15%, Aluminum 15%, DBLCI-OY Crude Oil 35%, DBLCI-OY Agriculture 20% and DBLCI-OY Precious Metals 15%, (each, an "**Component Weighting**" and, collectively, the "**Component Weightings**"), respectively, of the value of the Basket.

Upside Participation Rate:
130%

Downside Participation Rate:
30%

Payment at Maturity:
If the Basket Return is positive, you will receive a cash payment per $1,000 note principal amount equal to (i) $1,000 *plus* (ii) $1,000 *multiplied* by the Basket Return *multiplied* by the Upside Participation Rate. Accordingly, if the Basket Return is positive, your payment per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times 130\%)$$

If the Basket Return is zero, you will receive a cash payment equal to $1,000 for each $1,000 note principal amount.

If the Basket Return is negative, you will receive a cash payment per $1,000 note principal amount equal to (i) $1,000 *plus* (ii) $1,000 *multiplied* by the absolute value of the Basket Return *multiplied* by the Downside Participation Rate. Accordingly, if the Basket Return is negative, your payment per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of the Basket Return} \times 30\%)$$

Basket Return:
The performance of the Basket based on the value of the Final Basket Level relative to the Initial Basket Level measured by the sum of the weighted performance values (*i.e.*, percentage appreciation or depreciation) of each of the Basket Components from the Trade Date to the Final Valuation Date, as determined by the following formula:

[Copper Final Price / Copper Initial Price -1] *multiplied* by 15%; *plus*
[Aluminum Final Price / Aluminum Initial Price -1] *multiplied* by 15%; *plus*
[DBLCI-OY Crude Oil Final Level / DBLCI-OY Crude Oil Initial Level -1] *multiplied* by 35%; *plus*
[DBLCI-OY Agriculture Final Level / DBLCI-OY Agriculture Initial Level -1] *multiplied* by 20%; *plus*
[DBLCI-OY Precious Metals Final Level / DBLCI-OY Precious Metals Initial Level -1] *multiplied* by 15%.

Initial Basket Level:
Set equal to zero on the Trade Date.

Initial Price:
- Copper: 7906.00
- Aluminum: 2698.00
- DBLCI-OY Crude Oil: 1927.94
- DBLCI-OY Agriculture: 87.79
- DBLCI-OY Precious Metals: 76.54

Final Price:	• Copper: closing price of Copper on the Final Valuation Date.
	• Aluminum: closing price of Aluminum on the Final Valuation Date.
	• DBLCI-OY Crude Oil: closing level of the DBLCI-OY Crude Oil on the Final Valuation Date.
	• DBLCI-OY Agriculture: closing level of the DBLCI-OY Agriculture on the Final Valuation Date.
	• DBLCI-OY Precious Metals: closing level of the DBLCI-OY Precious Metals on the Final Valuation Date.

Trade Date: July 26, 2007

Final Valuation Date: January 26, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement.

Maturity Date: January 31, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement.

CUSIP: 25153Q 13 8

ISIN: US25153Q1388

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$4,543,000.00	$0.00	$4,543,000.00

(1) For information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,543,000.00	$139.47

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part and the more detailed information contained in product supplement CC dated July 2, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement CC dated July 2, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507148421/d424b21.pdf
  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical payment amount at maturity for a $1,000 note principal amount for a hypothetical Basket Return range of from 100% to -100%, applying an Upside Participation Rate of 130% and a Downside Participation Rate of 30%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Basket Return	Basket Return x Upside Participation Rate	Absolute Value of Basket Return x Downside Participation Rate	Payment at Maturity	Return on Notes
100%	130%	N/A	$2,300.00	130%
90%	117%	N/A	$2,170.00	117%
80%	104%	N/A	$2,040.00	104%
70%	91%	N/A	$1,910.00	91%
60%	78%	N/A	$1,780.00	78%
50%	65%	N/A	$1,650.00	65%
40%	52%	N/A	$1,520.00	52%
30%	39%	N/A	$1,390.00	39%
20%	26%	N/A	$1,260.00	26%
10%	13%	N/A	$1,130.00	13%
0%	N/A	N/A	$1,000.00	0%
-10%	N/A	3%	$1,030.00	3%
-20%	N/A	6%	$1,060.00	6%
-30%	N/A	9%	$1,090.00	9%
-40%	N/A	12%	$1,120.00	12%
-50%	N/A	15%	$1,150.00	15%
-60%	N/A	18%	$1,180.00	18%
-70%	N/A	21%	$1,210.00	21%
-80%	N/A	24%	$1,240.00	24%
-90%	N/A	27%	$1,270.00	27%
-100%	N/A	30%	$1,300.00	30%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Basket Return is 10%. Because the Basket Return is positive 10%, the investor receives a payment at maturity of $1,130 per $1,000 note principal amount, calculated as follows:

Payment at maturity per $1,000 note principal amount =
$1,000 + ($1,000 x Basket Return x Upside Participation Rate),
or $1,000 + ($1,000 x 10% x 130%) = $1,130

Example 2: The Basket Return is zero. Because the Basket Return is zero, the investor receives a payment at maturity of $1,000 per $1,000 note principal amount, calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000

Example 3: The Basket Return is -10%. Because the Basket Return is negative 10%, the investor receives a payment at maturity of $1,030 per $1,000 note principal amount, calculated as follows:

Payment at maturity per $1,000 note principal amount =
$1,000 + ($1,000 x absolute value of the Basket Return x Downside Participation Rate),
or $1,000 + ($1,000 x 10% x 30%) = $1,030

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to benefit from the Basket performance, whether positive or negative. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the notes is linked to the value of a weighted basket of commodities and sub-indices of a commodity index, and the notes enable you to benefit from the potential increases and decreases in the values of the Basket Components.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. In addition, any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the note is not equivalent to investing directly in the commodities or indices underlying the Basket. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components, contracts related to the Basket Components or in debt instruments with a similar term. If the Basket Return is zero, you will receive only the principal amount of your notes at maturity.

- **THE BASKET COMPONENTS ARE NOT EQUALLY WEIGHTED** — Your notes are linked to a Basket composed of commodities and sub-indices of a commodity index, each of which has its respective Component Weighting as described on the cover page of this pricing supplement. One consequence of an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have a different effect on the Basket Return.

- **CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the value of some of the Basket Components increases, the value of other Basket Components may not increase as much or may decline. Therefore, in calculating the Final Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate have relatively low Component Weightings in the Basket.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **NO INTEREST** — The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the notes in the secondary market, but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

- **HIGHER FUTURE PRICES OF COMMODITIES INCLUDED IN THE DBLCI-OY CRUDE OIL, THE DBLCI-OY AGRICULTURE AND THE DBLCI-OY PRECIOUS METALS RELATIVE TO THEIR CURRENT PRICES MAY NOT NECESSARILY LEAD TO AN INCREASE IN THE PAYMENT AT MATURITY OF THE NOTES** – As the contracts that underlie the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." If the market for these contracts is (putting aside other consideration) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." Performance of the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals is not necessarily the same as the performance of the futures contracts. Additionally, commodities may fluctuate between backwardation and contango markets. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals, and accordingly, the payment at maturity of the notes.

- **POTENTIAL CONFLICTS OF INTEREST** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Components;

  - the time to maturity of the notes;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events;

- forward prices of the Basket Components; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Components to which the notes are linked.

DESCRIPTION OF THE BASKET

General

The notes are linked to a weighted basket consisting of Copper, Aluminum, the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals. Each of the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals is a DBLCI-OY Excess Return sub-index. Information related to the commodities futures contracts which trade on the London Metal Exchange ("**LME**"), the New York Mercantile Exchange ("**NYMEX**"), the Board of Trade of the City of Chicago Inc. ("**CBOT**"), the New York Board of Trade ("**NYBOT**") or the Commodity Exchange Inc., New York ("**COMEX**"), and their respective successors, reflects the policies of, and is subject to change by, the LME, NYMEX, CBOT, NYBOT and COMEX, as applicable. We make no representation or warranty as to the accuracy or completeness of such information.

Each of the DBLCI-OY Crude Oil, the DBLCI-OY Agriculture and the DBLCI-OY Precious Metals (collectively, the "**DBLCI-OY Sub-Indices**") reflect the performance of a basket of futures contracts relating to the commodities underlying the basket (each such futures contract, an "**Exchange Traded Instrument**") and measures the value of this basket by tracking the closing prices of certain exchange traded contracts for future delivery of each of these commodities, adjusted to reflect the relative weight of each commodity in the respective index. The DBLCI-OY Crude Oil is a single commodity index consisting of West Texas Intermediate light sweet crude oil; the commodities included in the DBLCI-OY Agriculture are corn, wheat, soybean and sugar #11; and the commodities included in the DBLCI-OY Precious Metals are gold and silver (each, a "**Sub-Index Component**").

Because the DBLCI-OY Sub-Indices measure the value of the Sub-Index Components by tracking the prices of Exchange Traded Instruments, the sub-indices methodology includes provisions that provide for the periodic replacement of Exchange Traded Instruments as they approach maturity. This replacement takes place over a period of time, referred to as the "**Recomposition Period**," to lessen the impact of such replacement on the markets for the Sub-Index Components. Recomposition of the DBLCI-OY Sub-Indices occurs monthly and the Recomposition Period normally lasts for a number of Index Business Days (as defined below). In addition, the DBLCI-OY Sub-Indices is rebalanced annually on or around the 6th Index Business Day of November.

Calculation of the Closing Prices/Levels

The closing prices or levels of the Basket Components will be determined as described below.

Aluminum—The closing price on an Index Business Day for Aluminum will be its price, re-expressed in U.S. Dollars per metric ton of Aluminum, quoted by the LME for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by the LME for the immediately preceding Index Business Day for which a price is available.

Copper—The closing price on an Index Business Day for Copper will be its price, re-expressed in U.S. Dollars per metric ton of copper, Grade A, quoted by the LME for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by the LME for the immediately preceding Index Business Day for which a price is available.

Deutsche Bank AG, London Branch (the "**Sub-Index Sponsor**") will calculate the DBLCI-OY Sub-Indices closing levels on an "excess return" basis on each Index Business Day by (i) taking the sum of the Weighted Closing Prices of each Exchange Traded Instrument included in the DBLCI-OY Sub-Indices on such Index Business Day, and (ii) rounding to six decimal places, with 0.0000005 being rounded upwards.

The "**Weighted Closing Price**" for an Exchange Traded Instrument on a particular Index Business Day is the product of the weight assigned to such Exchange Traded Instrument on such day, referred to as the "**Instrument Amount**," multiplied by the closing price for such day for such Exchange Traded Instrument on the relevant exchange.

On July 26, 2007, the Instrument Amount for the Exchange Traded Instruments relating to the DBLCI-OY Crude Oil Sub-Index Component was as follows:

Sub-Index Component	Exchange	Instrument Amount
Crude Oil	NYMEX	100%

On July 26, 2007, the Instrument Amounts for the Exchange Traded Instruments relating to the DBLCI-OY Agriculture Sub-Index Components were as follows:

Sub-Index Component	Exchange	Instrument Amount
Corn	CBOT	22.836%
Wheat	CBOT	28.753%
Soybeans	CBOT	29.476%
Sugar #11	CBOT	18.936%

On July 26, 2007, the Instrument Amounts for the Exchange Traded Instruments relating to the DBLCI-OY Precious Metals Sub-Index Component was as follows:

Sub-Index Component	Exchange	Instrument Amount
Gold	COMEX	80.465%
Silver	COMEX	19.535%

The methodology used to obtain the closing price for an Exchange Traded Instrument varies depending on the Sub-Index Component underlying such Exchange Traded Instrument and is determined as follows:

DBLCI-OY Crude Oil Closing Level

The DBLCI-OY Crude Oil Closing Level is the closing price on an Index Business Day for an Exchange Traded Instrument relating to crude oil which will be its price at the regular close of the principal trading session on such day on the NYMEX (or its successor) expressed in U.S. Dollars per barrel of crude oil, as published by NYMEX for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by the NYMEX for the immediately preceding Index Business Day for which a price is available.

DBLCI-OY Agriculture Closing Level

The DBLCI-OY Agriculture Closing Level is linked to the Exchange Traded Instruments underlying each such Sub-Index Component and the respective roll yield gain or loss associated with rolling each such Exchange Traded Instrument. The closing price of each Sub-Index Component underlying the DBLCI-OY Agriculture will be obtained as follows:

Corn—the closing price on an Index Business Day for an Exchange Traded Instrument relating to corn will be its price at the regular close of the principal trading session on such day on the Board of Trade of the City of Chicago Inc., or its successor ("**CBOT**"), expressed in U.S. Dollars per bushel of corn, as published by CBOT for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Wheat—the closing price on an Index Business Day for an Exchange Traded Instrument relating to wheat will be its price at the regular close of the principal trading session on such day on CBOT, expressed in U.S. Dollars per U.S. bushel of wheat of the grades deliverable in respect of the relevant Exchange Traded Instrument in accordance with the rules of CBOT, as published by CBOT for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Soybeans—the closing price on an Index Business Day for an Exchange Traded Instrument relating to soybeans will be its price at the regular close of the principal trading session on such day on CBOT, expressed in U.S. Dollars per bushel of soybeans, as published by CBOT for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Sugar #11—the closing price on an Index Business Day for an Exchange Traded Instrument relating to sugar #11 will be its price at the regular close of the principal trading session on such day on the NYBOT, expressed in U.S. Dollars per metric ton of sugar, as published by NYBOT for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by NYBOT for the immediately preceding Index Business Day for which a price is available.

DBLCI-OY Precious Metals Closing Level

The DBLCI-OY Precious Metals Closing Level is linked to the Exchange Traded Instruments underlying each such Sub-Index Component and the respective roll yield gain or loss associated with rolling each such Exchange Traded Instrument. The closing price of each Sub-Index Component underlying the DBLCI-OY Precious Metals will be obtained as follows:

Gold—the closing price on an Index Business Day for an Exchange Traded Instrument relating to gold will be its price at the regular close of the principal trading session on such day on the COMEX, expressed in U.S. Dollars per troy ounce of gold, as published by COMEX for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Silver—the closing price on an Index Business Day for an Exchange Traded Instrument relating to silver will be its price at the regular close of the principal trading session on such day on the COMEX, expressed in U.S. Dollars per troy ounce of silver, as published by COMEX for that Index Business Day or, if in the determination of the Sub-Index Sponsor a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Corrections To Closing Prices For Exchange Traded Instruments

The Sub-Index Sponsor will adjust the closing price for the relevant Exchange Traded Instrument to reflect any corrections to such closing price that have been published by the relevant exchange prior to 11:00 p.m. (London time) on the trading day immediately following the trading day to which the closing price relates, or, if the publication time of any such closing price is amended by the relevant exchange, such other time as the Sub-Index Sponsor may determine and publish as a replacement for 11:00 p.m. (London time). The Calculation Agent may adjust the Basket level accordingly.

Optimum Yield

The DBLCI-OY Sub-Indices "Optimum Yield" component employs a rules-based approach when the DBLCI-OY Sub-Indices roll from one futures contract to another. Rather than selecting the new futures contract based on a pre-defined schedule, the DBLCI-OY Sub-Indices roll to a successor futures contract from a list of tradable futures contracts set to expire within the next thirteen months in a manner that seeks to generate the maximum implied roll yield. In this way, the Index seeks to maximize potential roll benefits in backwardated markets and minimize the loss from rolling down the curve in contango markets.

If the price of a commodity futures contract is greater than the spot price, the market is in contango. If the price of a commodity futures contract is below the spot price, the market is in backwardation. In a contango market, as the time to expiration of the futures contract decreases, as a general matter the contract price will move toward the spot price. Assuming a flat spot price, this results in the price of the futures contract falling; the opposite is true for a market in backwardation.

On the first day of each month that is a business day in New York, each futures contract currently in the DBLCI-OY Sub-Indices is tested for continued inclusion in the DBLCI-OY Sub-Indices based on the month in which the contract delivery of the underlying Sub-Index Component can start. If, on such date, the delivery month is the next month, a new contract is selected. For example, if the first New York business day is August 1, 2007, and the delivery month of a futures contract currently in the DBLCI-Sub-Indices is September 2007, a new contract with a later delivery month will be selected.

For each Sub-Index Component, the new commodity futures contract selected will be the contract with the maximum implied roll yield based on the closing price for each eligible contract. An eligible contract is any contract having a delivery month: (i) no sooner than the month after the delivery month of the commodity futures contract currently in the DBLCI-OY Sub-Indices, and (ii) no later than the 13th month after the applicable first New York business day. For example, if the applicable first New York business day is August 1, 2007, and the delivery month of a futures contract currently in the DBLCI-OY Sub-Indices is September 2007, the delivery month of an eligible new contract must be between October 2007 and November 2008. If two contracts have the same roll yield, the contract with the minimum number of months to the month of expiration is selected.

Determining the Instrument Amount

The Instrument Amount reflects the weight of a particular Exchange Traded Instrument in the DBLCI-OY Sub-Indices.

The Instrument Amount for any Index Business Day that is neither a Rebalancing Day nor a day falling within a Recomposition Period will be the Instrument Amount for the immediately preceding Index Business Day that does not fall within a Recomposition Period.

The Instrument Amount for a particular Exchange Traded Instrument will change during each Recomposition Period and on any Rebalancing Day. In addition, the Instrument Amount may change in the event of a Market Disruption Event.

Determining the Instrument Amount During a Recomposition Period

If an existing DBLCI-OY Sub-Indices holding no longer meets the inclusion criteria, the monthly index roll unwinds the existing Instrument Amount and enters into a new contract. The Recomposition Period takes place between the 2nd and 6th business day of the month, subject to a Market Disruption Event. On each day during the Recomposition Period new notional holdings are calculated. The calculations for the Instrument Amount leaving the DBLCI-OY Sub-Indices and the Instrument Amount entering the DBLCI-OY Sub-Indices are different.

The "excess return" calculation value (in respect of an Sub-Index Component on any Index Business Day during a Recomposition Period is the sum of (i) the product of (A) the existing Instrument Amount for such Sub-Index Component for such Index Business Day and (B) the Closing Price for such Sub-Index Component for such Index Business Day and (ii) the product of (A) the new Instrument Amount for such Sub-Index Constituent for such Index Business Day and (B) the Closing Price for such Index Component for such Index Business Day.

Determining the Instrument Amount on a Rebalancing Day

The DBLCI-OY Sub-Indices are rebalanced on an annual basis on the 6th business day of November, subject to extension in the event of a Market Disruption Event, to rebalance its composition.

"**Index Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Market Disruption Events and Force Majeure Events

If the Calculation Agent or Sub-Index Sponsor is required on an Index Business Day to calculate the closing price for any Basket Component or Exchange Traded Instrument in a different manner than set forth above under "—Calculation of the Closing Prices/Levels," due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a "**Market Disruption Event**" with respect to such Basket Component or Exchange Traded Instrument and the Sub-Index Component underlying such instrument, as applicable.

The Sub-Index Sponsor will not calculate the DBLCI-OY Sub-Indices closing levels in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sub-Index Sponsor and that the Sub-Index Sponsor determines, in its discretion, affects the DBLCI-OY Sub-Indices or any Sub-Index Component (a "**Force Majeure Event**"). If a Force Majeure Event occurs on an Index Business Day, the Sub-Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the DBLCI-OY Sub-Indices closing levels; (ii) defer publication of information relating to the DBLCI-OY Sub-Indices until the next Index Business Day on which it determines that no Force Majeure Event exists, or (iii) permanently cancel publication of the information relating to the DBLCI-OY Sub-Indices.

Change in the Methodology of the Index

The Sub-Index Sponsor may modify the methodology used to determine the DBLCI-OY Sub-Indices as it deems appropriate if the Sub-Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Sub-Index Component or an Exchange Traded Instrument). The Sub-Index Sponsor may also make modifications to the terms of the DBLCI-OY Sub-Indices in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the DBLCI-OY Sub-Indices closing levels. The Sub-Index Sponsor will publish notice of any such modification or change and the effective date thereof on its website http://index.db.com or any successor thereto.

HISTORICAL INFORMATION

Because the DBLCI-OY Sub-Indices were created only in August 2006, the Sub-Index Sponsor has retrospectively calculated the levels of the DBLCI-OY Sub-Indices based on actual historical commodity forward rates. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DBLCI-OY Sub-Indices was possible at any time prior to August 2006. In addition, the performance of the Basket Components comprising the Basket is based on such retrospective calculations and no such investment was possible prior to the date hereof. Past performance of the Basket is no guarantee of future results.

The first two graphs that follow show the performance of the Basket from the first to the last trading day of each year as retrospectively calculated, from January 1, 1998 through July 26, 2007, and the Basket Levels, as retrospectively calculated, from January 1, 2002 through July 26, 2007. The remaining graphs show the performance of each individual Basket Component (as retrospectively calculated in the case of DBLCI-OY Sub-Index components) from January 1, 2002, through July 26, 2007. The Copper closing price on July 26, 2007 was 7906.00. The Aluminum closing price on July 26, 2007 was 2698.00. The DBLCI-OY Crude Oil closing level on July 26, 2007 was 1927.94. The DBLCI-OY Agriculture closing level on July 26, 2007 was 87.79. The DBLCI-OY Precious Metals closing level on July 26, 2007 was 76.54.

We obtained the various Basket Component closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Component and performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Component or the Basket Return on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment in excess of $1,000 principal amount note.

Annual Basket Performance



Basket Performance



Copper Performance



Aluminium Performance



DBLCI-OY Crude Oil Performance



DBLCI-OY Agriculture Performance



DBLCI-OY Precious Metals Performance



PS-15

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive discounts or commissions in connection with this offering.